G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

October 20, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	G-III Apparel Group, Ltd.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 31, 2014
Response dated August 6, 2014
File No. 000-18183

Ladies and Gentlemen:

Per my discussion on Friday October 17, 2014 with James Giugliano of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), G-III Apparel Group, Ltd., a Delaware corporation (the “Company”), hereby requests a 10 business day extension, until November 3, 2014, for its response to the comments contained in the Staff’s letter dated October 3, 2014, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2014, filed with the Commission on March 31, 2014.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman Chief Financial Officer

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cc:	James Giugliano, Securities and Exchange Commission
Angela Halac, Securities and Exchange Commission
Neil Gold, Esq., Fulbright & Jaworski LLP
Manuel G. Rivera, Esq., Fulbright & Jaworski LLP

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